Integra Resources Corp.

ANNUAL INFORMATION FORM

For Fiscal Year Ended December 31, 2019

April 15, 2020

FORWARD LOOKING STATEMENTS

This annual information form ("AIF" or "Annual Information Form") of Integra Resources Corp. ("Integra" or the "Company") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: timing of completion of a technical report summarizing the results of the updated PEA; the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; timing of completion of an updated Mineral Resource estimate; estimation of Mineral Resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar and future development plans; statements regarding planned exploration and development programs and expenditures; proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; currency and interest rate fluctuations; and impact of COVID-19 on the timing of exploration work and development studies.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional Mineral Resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner, the Company's ability to obtain financing as and when required and on reasonable terms and the impact of COVID-19 and the resumption of business.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "The Business - Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this Annual Information Form and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information.  These non-GAAP performance measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations.  These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

INTRODUCTION

Currency and Other Information

Unless otherwise indicated, all references to "$" in this AIF are to Canadian dollars and all references to "US$" or "USD$" in this AIF are to U.S. dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange for 2017, and the daily exchange rates for 2018 and 2019.

	Years Ended December 31,
	2019	2018	2017
Low for the period	$1.2988	$1.2288	$1.2128
High for the period	$1.3600	$1.3642	$1.3743
Rate at the end of the period	$1.2988	$1.3642	$1.2545
Average	$1.3269	$1.2957	$1.2986

On April 14, 2020, the Bank of Canada daily exchange rate was US$1.00 - $1.3904.

Scientific and Technical Information

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the DeLamar Project has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President, Exploration, and Timothy Arnold (P.E.), COO, each of whom are a QP as defined in NI 43-101.

Consolidations

In January 2017, Integra effected a 5 for 1 consolidation of its Common Shares, followed by a 2.5 for 1 consolidation in August 2017 (collectively, the "Consolidations").  Unless otherwise noted, all references to number of Common Shares, warrants and stock options, as well as strike price and price per Common Share information in this AIF reflect the Consolidations.

CORPORATE STRUCTURE

Name, Address and Incorporation

Integra was incorporated under the OBCA on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company completed a 5 for 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 for 1 consolidation on September 2, 2015. In January 2017 and August 2017 Integra completed the Consolidations.  On August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered officer is located at Suite 200, 82 Richmond Street East, Toronto, ON M5C 1P1.

The Company delisted from the Canadian Securities Exchange on November 6, 2017 and commenced trading on the TSX-V on November 7, 2017, under the trading symbol "ITR". In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol "IRRZF". The Company subsequently began trading on the OTCQX on May 1, 2018.

Unless otherwise noted or inconsistent with the context, references to Integra or the Company in this AIF are references to Integra Resources Corp and its subsidiaries.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Integra is a Mineral Resource company engaged in the acquisition, exploration and development of mineral properties in the Americas. Its principal asset is the DeLamar Project, a mineral exploration project located in Idaho that formerly operated as a gold and silver mine. The DeLamar Project consists of the neighbouring DeLamar Area and Florida Mountain Area.

Three Year History

2017

2017 was a transformational year for the Company, with the Company undertaking a series of events that has laid the foundation for its current business.  These events included the following:

Management & Board Changes

Commencing in August 2017, several changes were implemented to the Board and executive management team of the Company. These changes included the appointment of George Salamis as President and CEO, Stephen de Jong as Chairman and Andrée St-Germain as CFO and Corporate Secretary. Max Baker then joined the Company in October 2017 as Vice President, Exploration.  The Board was also reconstituted, with David Awram joining in November 2017.

Acquisition of DeLamar and Florida Mountain

In September 2017, Integra entered into a stock purchase agreement (the "DeLamar Purchase Agreement") with Kinross USA, pursuant to which Integra agreed to acquire DeLamar Mining Company ("DMC"), a wholly-owned subsidiary of Kinross USA that owned the DeLamar Area and associated data and permits.  Integra agreed to pay to Kinross USA in consideration for the acquisition $7,500,000 in cash, with $3,000,000 paid at closing and $4,500,000 represented by a secured promissory note due 18 months following closing, and issue Common Shares equal to 9.9% of all of the issued and outstanding Common Shares. The DeLamar Area is subject to the Kinross Royalty.  The Kinross Royalty may be reduced to 1.0% upon Kinross USA receiving total royalty payments of $10,000,000.  The Kinross Royalty was subsequently purchased by Maverix Metals on December 19, 2019.  The promissory note was repaid in full in October 2019 (please see "General Development of the Business - Three Year History - 2019 - Payment of Kinross Promissory Note").

Pursuant to the terms of the DeLamar Purchase Agreement, Integra agreed to enter into an investor rights agreement with Kinross USA (the "Investor Rights Agreement"), pursuant to which Kinross USA is entitled at its election to appoint one director to the Board for so long as Kinross USA owns not less that 9.9% of the issued and outstanding Common Shares.  Further, as long as Kinross USA owns not less than 5% of the issued and outstanding Common Shares, Kinross USA has the right to participate in any future equity or equity-linked offerings by Integra in order to maintain its pro rata ownership interest.  Kinross USA also agreed to a lock-up of its Common Shares for a 12 month period following closing.

In November 2017, Integra and Kinross USA completed the purchase and sale transaction under the DeLamar Purchase Agreement and related transactions, including payment to Kinross USA of $3,000,000, issuance of the promissory note for the balance of the cash amount owing and issuance to Kinross USA of 5,545,987 Common Shares.

In December 2017, Integra entered into two asset purchase agreements (the "Florida Mountain Purchase Agreements") to acquire the Florida Mountain Area: one with Empire and one with Banner. The Florida Mountain Purchase Agreements provide for the transfer of the mineral claims and data representing the Florida Mountain Area to Integra Holdings U.S. Inc. in consideration for an aggregate cash payment of US$2,000,000.  Integra completed the purchases of the Florida Mountain Area with each of Empire and Banner in early 2018.

Resource Estimates

In October 2017, Integra completed an initial Mineral Resource estimate on the DeLamar Project (the "2017 Technical Report").  The estimate encompassed the DeLamar Area subject to the DeLamar Purchase Agreement, and in that estimate Integra reported an Inferred Mineral Resource of 117,934,000 tonnes grading 0.41 g/t gold and 24.34 g/t silver at a cut-off grade of 0.3 g/t AuEq, for 1,592,000 contained ounces of gold and 91,876,000 contained ounces of silver, or 2,673,000 ounces AuEq.

Financing Transactions

The Company completed three small financings between January and August 2017, raising an aggregate of approximately $1,800,000 at successively increasing prices of $0.13, $0.14 and $0.25 and issuing just over 10,000,000 Common Shares.  In May 2017, the Company also settled outstanding loan obligations owing to a related party of $800,000 by issuing approximately 6,300,000 Common Shares.

On October 30, 2017, Integra closed a $27,300,000 brokered financing. The Company issued approximately 32,100,000 subscription receipts at a price of $0.85 per subscription receipt, with each subscription receipt converting into a Common Share upon closing of the DeLamar Purchase Agreement on November 3, 2017.  GMP Securities L.P. acted as lead agent for the transaction, and Integra paid to the agents a cash fee of 6% of gross proceeds, excluding approximately $4,400,000 sold to "president's list" subscribers, and issued broker warrants equal to 6% of subscription receipts issued, excluding subscription receipts issued to president's list subscribers, with each warrant exercisable into a Common Share at a price of $0.85 per warrant.

2018

Exploration and Resource Estimates

In 2018, Integra undertook the first year of modern exploration at the DeLamar Project. In addition to completing over 20,000 m of drilling, the Company more than doubled its land package, completed 3 km of induced polarization surveys and commenced metallurgical test work.

In February 2018, Integra completed an updated Mineral Resource estimate for the DeLamar Project that included Mineral Resources from the Florida Mountain Area (the "2018 Technical Report").  This estimate added an additional 36,507,000 tonnes of Inferred Mineral Resources from the Florida Mountain Area grading 0.57 g/t gold and 14.12 g/t silver at a cut-off grade of 0.3 g/t AuEq, for 675,000 contained ounces of gold and 16.6 million contained ounces of silver, or 870,541 ounces AuEq.

Financing Transactions

On October 31, 2018, the Company closed an offering of 6,867,600 special warrants (the "Special Warrants") at an issue price of $0.80 per Special Warrant for gross proceeds of $5,494,080. The Company filed a short form prospectus and converted the Special Warrants into 6,867,600 free trading Common Shares, for no additional consideration, on November 15, 2018.

On November 6, 2018, the Company closed a brokered offering, which consisted of the issue of 14,375,000 Common Shares at an issue price of $0.80 per Common Share for gross proceeds of $11,500,000 under a short form prospectus.

Board Additions

The Company strengthened its Board in 2018 with the additions of Mr. George Salamis and Mr. Timo Jauristo in March 2018, and Ms. Anna Ladd-Kruger in December 2018.

2019

Director and Executive Appointments

The Company appointed Mr. Timothy D. Arnold as Vice President, Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA. Mr. Arnold was subsequently appointed COO in November 2019.

The former Idaho Governor C.L. "Butch" Otter joined the Company's Board in September 2019.  Gov. Otter is a businessman who served as the 32nd Governor of Idaho from 2007 to 2019.  Gov. Otter served as Lieutenant Governor from 1987 to 2001 and in the United States Congress from 2001 to 2007. Before devoting his career full-time to serving the people of Idaho in public office, Gov. Otter spent more than 30 years as a business leader including 12 years as President of the Idaho-based Simplot International.

Financings and Strategic Placement with Coeur Mining

On August 16, 2019, the Company closed an offering of 14,490,696 Special Warrants at an issue price of $0.86 per Special Warrant for gross proceeds of $$12,461,999.  The Company filed a short form prospectus and converted the Special Warrants into 14,490,696 free trading Common Shares, for no additional consideration, in August 2019.

On November 25, 2019, the Company closed a non-brokered offering with Coeur Mining, which consisted of the issue of 5,760,236 Common Shares at an issue price of $1.15 per Common Share for gross proceeds of approximately $6,624,270.  In connection with the investment, Coeur Mining and Integra entered into the Coeur Investor Rights Agreement.  The Coeur Investor Rights Agreement provides Coeur Mining with participation rights to maintain its pro rata Common Share ownership in Integra for two years and the right to appoint two members to a newly formed technical committee of Integra so long as Coeur Mining continues to own at least 2.4% of Integra's Common Shares.

On December 4, 2019, the Company closed a brokered offering, which consisted of the issue of 21,999,500 Common Shares (including exercised over-allotment option) at an issue price of $1.15 per Common Share for gross proceeds of approximately $25,300,000 under a short form prospectus (the "Public Offering").  In connection with the Public Offering, the Company entered into an underwriting agreement with the underwriters of the Public Offering (the "Underwriting Agreement").  Pursuant to the Underwriting Agreement, the Company agreed to pay the underwriters 6% of the gross proceeds of the Public Offering, other than the issue of Common Shares to certain persons on a president's list, for which a 3% cash commission was paid.  The Underwriting Agreement also included customary terms for transactions such as the Public Offering.

Payment of Kinross Promissory Note

On November 5, 2019, the Company announced that it had paid the remaining $4,500,000 owed to Kinross USA pursuant to a secured promissory note.  This payment represents payment in-full for all amounts owing under the secured promissory note and all obligations under the DeLamar Purchase Agreement with Kinross USA have been fully performed.  As a result, Kinross USA released its security on 25% of the shares of DeLamar Mining Company.

Updated Mineral Resource Estimate

In June 2019, Integra completed an update Mineral Resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain deposits (the "2019 Technical Report").

Resource update highlights included:

  3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from Inferred into Measured and Indicated category ("M&I") with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional Mineral Resources, and a 0.3 g/t AuEq cut-off for unoxidized Mineral Resources;

  Global Inferred Mineral Resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional Mineral Resources, and a 0.3 g/t AuEq cut-off for unoxidized Mineral Resources;

  Approximately 90% of the DeLamar Project global Mineral Resources were upgraded to an M&I category; and

  All Mineral Resources are pit constrained with a low average overall strip ratio of 1.83:1 (2.05:1 for the DeLamar deposit, and 1.31:1 for the Florida Mountain deposit).

The Mineral Resources update incorporates approximately 30,000m in 93 drill holes of new infill and extensional drilling completed at the DeLamar Project since Integra acquired the DeLamar Project in November 2017, along with over 250,000m of drilling conducted by Kinross and its predecessors. The updated Mineral Resource shows a substantial conversion of Inferred Mineral Resources to M&I ounces. This reflects the data added to the DeLamar Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes and continued compilation of historical geological information.

Please see "DeLamar Project - Mineral Resources" section below for further details on the update Mineral Resource estimate for the DeLamar Project.

Preliminary Economic Assessment

In September 2019, Integra announced the results of a maiden PEA on the DeLamar Project (the "DeLamar Report").  The PEA is based on the updated Mineral Resource estimate in the 2019 Technical Report.

DeLamar Project PEA highlights included:

  27,000 tpd open-pit/heap-leach production rate with an initial mine life of 10 years, sourcing oxide and transitional mineralization from both the Florida Mountain and DeLamar deposits;
  2,000 tpd mill, commencing in year 3, sourcing unoxidized mineralization from Florida Mountain over a 6-year period;
  Year 1 to 10 average annual production of 103,000 oz Au and 1,660,000 oz Ag (124,000 oz AuEq);
  Year 2 to 6 average annual production of 126,000 oz Au and 1,796,000 oz Ag (148,000 oz AuEq);
  LOM total payable production of 1,031,000 oz Au and 16,603,000 oz Ag (1,239,000 oz AuEq);
  LOM AISC of US$619/oz net of silver by-product or US$742/oz on an Au Eq co-product basis;
  A low LOM strip ratio of 1.09 to 1 (waste : mineralization);
  Low pre-production capex of US$161 million;
  LOM capital expenditures (pre-production + sustaining capital) of US$277 million;
  After-tax payback period of 2.4 years;
  After-tax IRR of 43%;
  After-tax NPV (5%) of US$358 million;
  US$528 million after-tax LOM cumulative cash flow; and
  Average annual after-tax free cash flow of US$61 million once in production.

Please see "DeLamar Project" section below for further details on the Company's PEA.

Land Acquisitions

In January 2019, Integra announced that it had entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle Property" or "War Eagle Mountain") situated in the DeLamar District, southwestern Idaho.  The War Eagle Property has a history of high-grade mining in the late 1800s/early 1900s as well as high-grade exploration drilling in the late 1980's.  Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% NSR royalty on future production from the deposit payable to Ely Gold, to DMC. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments.

In February 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the "Black Sheep District" or "Black Sheep Area". The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain deposits combined.  As a result of our findings in the Black Sheep District, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square km of additional claims.

Exploration and Development

The Company has drilled approximately 22,250m from January 2019 through December 2019 at the DeLamar and Florida Mountain deposits and the War Eagle Property.  Most of this drilling involved extracting core to support metallurgical testing, the results of which were used in the DeLamar Report.  The Company's exploration program has now shifted to Mineral Resource expansion at Florida Mountain adjacent to the known Mineral Resource envelope as well as testing of the north-south mineralized trend.  The Company has also initiated an exploration program at the War Eagle Property.  In addition to the drill program, the Company completed extensive geochemistry, geophysics, soil sampling and historical data review to delineate potential drill targets for Mineral Resource expansion and discovery at the DeLamar Project.

Corporate Social Responsibility

The Company has continued to proactively engage local stakeholders with a series of formal and informal meetings focused primarily in Owyhee and Malheur Counties.  The Company's goal with these meetings is to promote a long-lasting relationship built on clear and comprehensive disclosure between Integra and the neighbouring stakeholders, in order to maintain transparency and to encourage confidence in its business practices and ethics.  Groups met have included residents, businesses, ranch and landowners, elected officials and others.

Local initiatives participated in during 2019 include the Jordan Valley School Science Fair, the Owyhee County Historical Society Outpost Days, local school field trips, Owyhee Field Days, the Owyhee and Junior rodeos as well as the Spurs & Spikes Charity Fundraiser.  Several site visits occurred over the course of the year, with stakeholders from Owyhee County, Malheur County and elected officials having an opportunity to observe Integra's operations and ask questions on the Company's current plans for the future.

Trends and Outlook

The Company has adopted a dual track strategy for 2020, consisting of exploration drilling designed to expand the Mineral Resource base and development study and permitting work designed to de-risk the DeLamar Project.

The ongoing progress of Integra's operations has been partially disrupted by restrictions relating to the Coronavirus outbreak. Our employees' safety is our priority and at this time all exploration drilling and other field work has been suspended as a matter of precaution. Management is closely monitoring the situation and will re-assess the possibility of resuming drilling in May. The Company may elect to add drill capacity on the project later on this year to compensate for lost time due to the COVID-19 pandemic.

Company personnel continue to work remotely to the extent feasible, and at this time it is uncertain whether these events could cause a delay regarding the timing of completion of exploration work and updated development studies related to drilling. The Company will work at providing a work plan that puts the safety of its employees first and, at the same time, still maintains a viable exploration effort on the ground through added safety measures and protocols. To-date, development work such as permitting activities, baseline studies and metallurgical work are advancing as planned.

The site water treatment operations are unaffected, and the Company has activated a contingency plan to ensure that the water treatment operations remain unaffected.

The U.S. Government has declared mining an essential service. As a result, the Company is closely monitoring the situation and will resume drilling once deemed safe for its employees and contractors. The exploration and development plans below (as disclosed in the Company's press release dated February 24, 2020) may be modified.

2020 Exploration Plan

The Company's drill program in 2020 will focus strongly on exploration upside, in contrast to the Company's 2019 program which included necessary infill, metallurgical and confirmatory drilling in the lead up to the maiden PEA.  In addition to rapidly advancing the DeLamar Project since its acquisition in late 2017, Integra has also quadrupled its land package to more than 27,000 acres.  This newly acquired exploration ground hosts multiple high-grade and bulk-tonnage low-grade targets identified through extensive IP geophysics, soil geochemical sampling, historic data compilation and other studies.

The planned 2020 exploration work programs on these targets include:

  Florida Mountain deposit

Drilling at Florida Mountain will focus on expanding near-surface oxide and transitional mineralization adjacent to the existing Mineral Resource, and testing for high-grade veins at depth below the lower limits of the Mineral Resource boundary.  Drilling targets within a recently discovered large 1,400 m x 600 m geochemical anomaly located directly east of the current Mineral Resource boundary has the potential to significantly expand the mineralized zone near surface.  In addition, high-grade vein potential at Florida Mountain lies within a north-south oriented corridor with a strike-length of over 6.1 km and a known vertical dip extent of more than 460 m, which will begin to be drill tested in 2020.  Historical drilling by previous operators conducted at Florida Mountain is shallow (less than 120 m vertical on average) with the high-grade veins mined in the late 1800's below this level never having been explored by modern methods including drilling.

  War Eagle Mountain

War Eagle Mountain has produced several of the highest-grade drill results to date from the DeLamar Project.  Located approximately 3 km from Florida Mountain deposit, War Eagle Mountain's history is well documented as the one of the highest-grade mines in the Western US during the late 1800's and early 1900's.  At the War Eagle Property, Integra's drilling, together with a compilation of historical work, has identified that gold and silver occurs in several moderately to steeply plunging high-grade "shoots".  These shoots are zones of higher-grade mineralization, developed due to local structural influences, within a more extensive, comparatively lower-grade zone.  The intent of this summer's 5,000 m drill program at War Eagle Mountain will be to complete close-spaced drilling on these mineralized shoots, tracing them to high-grade feeder veins in the basement granite where historic high-grade mining took place, and into areas where undrilled soil geochemical anomalies exist on extension.

Preluding this drill program, the Company will conduct additional soil geochemistry north, south and east of current survey limits in addition to IP / Resistivity surveys and geological mapping.

  Black Sheep Area

The Black Sheep Area is located northwest of the DeLamar deposit and hosts multiple low-sulphidation epithermal centers within a vast 5 km x 5 km area that is largely undrilled and hosts similar geochemical and geophysical signatures to the DeLamar and Florida Mountain deposits.  Significant soil geochemical anomalies, along with IP anomalies, have delineated targets throughout the Black Sheep District, in specific areas including Georgiana, Twin Peaks, Statue and Spain Hills, Argentum and Lucky Days.  Initial rock chip sampling conducted by Integra in 2018 and 2019 has returned gold assays typically ranging from 0.2 g/t to 4.5 g/t Au, and silver values in several assays greater than 4,000 g/t Ag.  These target areas hosting the various soil geochemical anomalies have sizable signatures akin to DeLamar and Florida Mountain, the largest of which is approximately 2 km x 2 km.

In conjunction with the drill program at the Black Sheep Area, the Company will complete additional soil geochemical sampling, IP/Resistivity survey lines and geological mapping.

  DeLamar deposit

With the recently commenced drilling at the high-grade Henrietta target, situated 500 m west of the DeLamar deposit Mineral Resource boundary, the Company plans to initially complete 6 drill holes.  The drilling is being conducted on extension from 2018 drilling which intersected the highest-grade silver to date on the DeLamar Project, an intercept in IDM 18-066 of 1080.90 g/t Ag over 4.57 m. The Henrietta Target is host to a number of shallow, hand-dug shafts dating back to the late 1800's.

As the Company continues to gain a better understanding of the unoxidized metallurgy at the DeLamar deposit, subject to these findings, the Company may redistribute drilling meterage to portions of the unoxidized zone at DeLamar deposit.  As drilling conducted in 2018 demonstrated, the unoxidized zone at DeLamar remains wide-open for expansion in various areas.  Sullivan Gulch is one such area, where true thicknesses of mineralization is 125+ m on average, with grades often excess of 1 g/t AuEq.

2020 Engineering Plan

The Company will continue to de-risk and advance the DeLamar Project towards pre-feasibility and permitting on several other fronts.  Various pre-feasibility level studies have been initiated on the DeLamar Project and will continue throughout the year, including:

  Pre-feasibility level variability drilling and metallurgical test work designed to show gold-silver recovery within the oxide and transitional mineralization, for the purposes of heap leaching;

  Extensive metallurgical testwork to better define detailed heap leach and unoxidized processing methods and provide engineering confidence levels for future technical studies;

  Various environmental baseline efforts designed to collect data which will feed into the National Environmental Policy Act ("NEPA") process;

  Initial U.S. Bureau of Land Management ("BLM") and State of Idaho engagement on work plans and outlining an expedited path forward for submitting a Plan of Operations to the BLM; and

  Significant stakeholder engagement, continuing on from the 2019 stakeholder engagement initiatives.

TSX-V Graduation

In February 2020, the Company announced that it had graduated to Tier 1 of the TSX-V and the remaining 2,416,407 Common Shares of Integra held in escrow were released.

THE BUSINESS

General Overview

The primary focus of the Company is the advancement of its DeLamar Project, consisting of the neighboring DeLamar Area and Florida Mountain Area in the heart of the historic Owyhee County mining district in south western Idaho.  The management team comprises the former executive team from Integra Gold Corp. ("Integra Gold").

Integra owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of Integra are primarily funded by equity financings.

Please see "General Development of the Business - Trends and Outlook" section above and "DeLamar Project" section below for further details on the DeLamar Project and development thereof.

Specialized Skills

Integra's business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, compliance, engineering, metallurgy, economic studies, project development and permitting.  To date, Integra has been able to locate and retain such professionals in Canada and the United States, and believes it will be able to continue to do so.

Competitive Conditions

Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The gold sector is very volatile and cyclical. It has suffered significant declines since 2011. The financial markets for mining in general, and mineral exploration and development in particular, continued to be relatively weak through 2019. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho.

Environmental Protection Requirements

Integra's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Employees

During fiscal 2019, Integra had 26 full-time employees, with eight (8) based in Canada, one (1) employee based in Denver (Colorado), two (2) employees in Reno (Nevada), one (1) employee in Boise (Idaho) and fourteen (14) employees on site in Idaho.

Foreign Operations

Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social and Environmental Policies

Integra has adopted a Code of Business Conduct and Ethics ("Code") that is intended to document the principles of conduct and ethics to be followed by employees, consultants, officers and directors of Integra. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by Integra;

  promote compliance with applicable governmental laws, rules and regulations;

  promote the prompt internal reporting to an appropriate person of violations of the Code;

  promote accountability for adherence to the Code;

  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

  provide mechanisms to report unethical conduct; and

  help foster Integra's culture of honesty and accountability.

Integra expects all of its employees, officers and directors to comply at all times with the principles in the Code.

The Company also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.

Risk Factors

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors stressed below.

The following are identified as the main risk factors affecting the Company.

Coronavirus (COVID-19) and Global Health Crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project.  Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted.  Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the DeLamar Project.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Preliminary Economic Assessment

The PEA for the DeLamar Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study. Integra has not completed pre-feasibility or feasibility level work and analysis that would allow us to declare Proven or Probable Mineral Reserves at the DeLamar Project, and no assurance can be given that we will ever be in a position to declare a Proven or Probable Mineral Reserves at the DeLamar Project.  In particular, the PEA for the DeLamar Project contains our estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which has been completed to date to a pre-feasibility study or a feasibility study level. Whether we complete a feasibility study on the DeLamar Project, and thereby delineate Proven or Probable Mineral Reserves, depends on a number of factors, including:

  the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);

  metal prices, which are highly cyclical;

  government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and

  environmental protection considerations.

We cannot determine at this time whether any of our estimates will ultimately be correct.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the DeLamar Project and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  The DeLamar Project requires reclamation work of close to US$1,000,000 to US$1,800,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash.  The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties.  There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Limited Operating History

Integra has undergone a complete transition of its management and Board in 2017.  The Company has a limited operating history under this new team, and accordingly there is no prior operating history with the Company that can serve as a guide to the potential for its future success.  Moreover, Integra acquired the DeLamar Project in 2017, an asset that has substantially increased the nature and scale of the business of Integra.  The integration of this new asset with a new management team imposes heightened risks related to the ongoing business prospects of Integra.

Volatility of Commodity Prices

The development of the Company's properties is dependent on the future prices of gold and silver.  As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the DeLamar Project, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the DeLamar Project to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Limitations on the Mineral Resource Estimates

The Mineral Resource estimates on the DeLamar Project are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  The estimated Mineral Resources on the DeLamar Project should not be interpreted as assurances of commercial viability or of the profitability of any future operations.  Moreover, all of the Mineral Resources are reported at an "inferred" level.  Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Reliance on Management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the DeLamar Project or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Negative Operating Cash Flow

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future.  The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the DeLamar Project, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 15 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the DeLamar Project, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Land Title

The acquisition of title to resource properties in this part of the western USA is a very detailed and time-consuming process.  No assurances can be given that there are no title defects affecting the properties in which Integra has an interest, particularly on the DeLamar Project.  The DeLamar Project includes areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations.  The DeLamar Project may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people.  Title may also be affected by undetected encumbrances or defects or governmental actions.  Integra has not conducted surveys of the DeLamar Project and the precise area and location of claims and other mineral rights may be challenged.  Integra may not be able to register rights and interests it acquires against title to applicable mineral properties.  An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated.  Although Integra believes it has taken reasonable measures to ensure proper title to the DeLamar Project, there is no guarantee that such title will not be challenged or impaired.

Influence of Third-Party Stakeholders

The mineral properties in which Integra holds an interest, or the exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious.  Such claims may result in significant financial loss and loss of opportunity for Integra.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its mineral exploration operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.  The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of its project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial position and operations.

Share Price Fluctuations

In recent years, capital markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.

Integra's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

Conflicts of Interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Currency Fluctuations

The Company's operations in the U.S. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars.  As the exchange rates between the U.S. dollar fluctuate against Canadian dollar, the Company will experience foreign exchange gains or losses.  The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations.

Disclosure Controls and Procedures

TSX-V-listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of: (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's IFRS. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement, on a cost-effective basis, DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DELAMAR PROJECT

The bulk of the information in this section is derived from the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated September 9, 2019 (the "DeLamar Report") which was filed on October 22, 2019 with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report was prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E.  Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Woods and Mr. Welsh are each a QP under NI 43-101.

Project Description, Location and Access

The DeLamar Project consists of 748 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,100 hectares in southwestern Idaho, about 80 km southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross").  The total annual land-holding costs are estimated to be US$321,626.  All mineral titles and permits are held by the DMC, an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through the DeLamar Purchase Agreement in 2017.

Of the 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% NSR royalty payable to a predecessor owner.  This royalty is not applicable to the current project Mineral Resources. There are also six lease agreements covering 26 of the patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar Area Mineral Resources and one covers a small portion of the Florida Mountain Area Mineral Resources, with 5.0% and 2.5% NSRs applicable, respectively.  The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of US$23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain Mineral Resources.  Kinross has retained a 2.5% NSR royalty (i.e. the "Kinross Royalty) that applies to those portions of the DeLamar Area claims that are unencumbered by the royalties outlined above.  The Kinross Royalty applies to more than 90% of the current DeLamar Area Mineral Resources, but this royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of $10,000,000. The Kinross Royalty was subsequently purchased by Maverix on December 19, 2019.  DMC also owns mining claims and leased lands peripheral to the DeLamar Project described above.  These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

Environmental Liabilities and Permitting

The 1977 - 1998 DeLamar mine consisted of the DeLamar mine as well as the Florida Mountain mining area. The DeLamar mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features (adits and dumps) in the vicinity. In the Florida Mountain area, many historical underground mining features remain to the north of the Florida Mountain open pits and waste rock dump, and several of these historical underground mining features are located within the DeLamar property, including collapsed adits, dumps and collapsed structures. None of these features have water draining from them.

The DeLamar Project includes the following primary permits: two Plans of Operation, one with the BLM, and one with the Idaho Department of Lands ("IDL"). In addition, the DMC holds a Cyanidation Permit from the Idaho Department of Environmental Quality ("IDEQ"), an Air Quality Permit from the IDEQ, a Dam Safety Permit from the Idaho Department of Water Resources and a 2015 Multi-Sector General Permit, Storm Water Permit and a Ground Water Remediation Permit from the United States Environmental Protection Agency.

Even though a substantial amount of reclamation and closure work has been completed at the site, there remain ongoing water-management activities and monitoring and reporting. The monitoring and reporting activities include: stream water quality and benthic, air quality, the nearby land application site, and quality assurance and control. Water-management activities consist of an annual cycle of winter and spring storage and then summer and fall treatment and land application discharge. A reclamation bond of US$2,778,929 remains with the IDL and a reclamation bond of US$100,000 remains with the IDEQ.  A reclamation bond in the amount of US$51,500 has been placed with the BLM for exploration activities on public lands.

As of the date of the DeLamar Report, Integra is conducting a RC and core drilling program on patented and unpatented mining claims on the DeLamar Project.  This drilling is being undertaken under a Notification from IDL, as well as Notices filed with the BLM.  Recommendations for further work on the DeLamar Project under the DeLamar Report would require both a modification to the existing Notification, a new Notification and new Notices be filed.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1,300,000 ounces of gold and 70,000,000 ounces of silver from 1891 through 1998, with an unknown quantity produced at the DeLamar mill in 1999, and recorded production may have occurred from 1876 to 1891. This includes an estimated 1,025,000 ounces of gold and 51,000,000 ounces of silver produced from the original De Lamar underground mine and the later DeLamar open-pit operation. At Florida Mountain, nearly 260,000 ounces of gold and 18,000,000 ounces of silver were produced from the historic underground mines and late 1990s open-pit mining.

Mining activity began in the DeLamar Project area when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. From the late 1800s to early 1900s, a total of 553,000 ounces of gold and 21,300,000 ounces of silver were reportedly produced from underground mines in the DeLamar Project property.

The mines in the district were closed in 1914 and very little production took place until the 1930s, when gold and silver prices increased. Placer gold was recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tpd flotation mill was constructed to process dumps from the DeLamar mine. The flotation mill reportedly operated until the end of 1942.

During the late 1960s, the district began to undergo exploration for near-surface, bulk-mineable gold and silver deposits and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at DeLamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company, and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation in 1993. Two months later in 1993, Kinross acquired a 100% interest in the DeLamar mine and property, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998 and milling ceased in 1999. Mine closure activities commenced in 2003; with closure and reclamation were nearly completed by 2014, including removal of the mill and other mine buildings, and drainage and cover of the tailings facility.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47,600,000 ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45,000,000 ounces of silver. This production came from a number of pits developed at the Glen Silver, Sommercamp-Regan (including North and South Wahl) and North DeLamar areas. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tpd, with a milling capacity of about 3,629 tpd. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2,600,000 ounces of silver.

Modern Historical Gold and Silver Processing and Recoveries

The most relevant mineral processing and recovery information is derived from the results of the DeLamar mine operation that began in 1977. Processing was done by crushing, grinding, and tank leaching with cyanide, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré. Records show that from 1977 through 1992, the mill processed 11,686,000 tonnes of ore with average head grades of 1.17 grams Au/tonne and 87.1 grams Ag/tonne. During this 15-year period, the mill recovered, on average, 96.2% of the contained gold and 79.5% of the contained silver. The historical mill feed during this period included oxidized, partly oxidized, and unoxidized (sulfide) materials, but no records were found that quantify the tonnages and grades of the different oxidation material types processed or their respective gold and silver recoveries.

Historical Resource and Reserve Estimations

The estimates described in this subsection are presented herein as an item of historical interest with respect to historical open-pit mining and exploration at DeLamar. The historical estimations presented below are considered relevant because they represent an "ore reserve" that formed the basis of the initial open-pit mining, "reserves" estimated at the time of Kinross' acquisition of the mining operations, and "resources" estimated at the time of closure of the open-pit mining operations. The classification terminology is presented as described in the original references, but it is not known if they conform to the meanings ascribed to the Measured, Indicated, and Inferred Mineral Resource classifications, or Proven and Probable Mineral Reserve classifications, by the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards). The authors of the DeLamar Report have not done sufficient work to classify these historical estimates as current Mineral Resources or Mineral Reserves, and Integra is not treating these historical estimates as current Mineral Resources or Mineral Reserves. Accordingly, these estimates should not be relied upon.

The first reported historical "ore reserve" was presented in a 1974 feasibility study prepared by the Exploration Division of Earth Resources. A total of 4,124,000 tonnes of "ore reserves" with average grades of 142.29 grams of Ag/tonne and 1.58 grams Au/tonne, for about 18,800,000 silver ounces and 210,000 gold ounces, were estimated for the Sommercamp and North DeLamar zones.

At the time of the Kinross acquisition of the DeLamar operations and properties in 1993, the end-of-year 1992 reserves for the DeLamar mine area were estimated by Elkin (1993) at approximately 9,335,000 tonnes with average silver and gold grades of 55.86 grams Ag/tonne and 0.72 grams Au/tonne. Following the cessation of mining at the end of 1998 due to low metal prices, Kinross reported estimated Mineral Resources and no Mineral Reserves of 8,406,000 tonnes with average silver and gold grades of 32.05 grams Ag/tonne and 1.25 grams Au/tonne, respectively.

In October 2017 Integra produced an initial Mineral Resource estimate on the DeLamar Project.  The Corporation subsequently updated the Mineral Resource estimate in March 2018.  The current Mineral Resource estimates are provided under the heading "Mineral Resources" below.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings. Integra interprets the porphyritic and banded rhyolite flows and latites as composite domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite, and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 cm in width. This second type of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite. Vein widths vary from a few cm to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters. Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite. Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins. Gold and silver-bearing minerals are generally very fine grained.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model has its origins in the DeLamar - Silver City district, where it was first developed by Lindgren (1900) based on his firsthand studies of the veins and altered wallrocks in the DeLamar and Florida Mountain mines. Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide. The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below. The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world. Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Castle Mountain mine in California, as well as the Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada. The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project. At both DeLamar and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Exploration

Exploration work other than drilling has included IP/Resistivity surveys, airborne geophysical and hyperspectral surveys, rock and soil sampling programs, exhaustive historic data compilation, geochemistry work, cross-sectional geological modeling, and comprehensive relogging of historical drill holes.  This work assisted with modeling Mineral Resource areas and directing drilling programs.

Drilling

As of the effective date of the DeLamar Report, the Mineral Resource database includes data from 2,718 holes, for a total of 306,078 m, that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain Areas.  Drilling at the DeLamar Project has continued through the effective date of the DeLamar Report, but new drill holes were not considered.

The historical drilling was completed from 1966 to 1998 and includes 2,625 drill holes for a total of 275,790 m of drilling.  Most of the historical drilling was done using RC and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 m. Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.

Integra commenced drilling in February 2018. As of the end of March 2020, Integra had drilled a total of approximately 48,000m in the DeLamar,  Florida Mountain and War Eagle areas combined, including approximately 21,000m of RC drilling and 27,000m of core drilling.

Of the historical holes for which the drilling method is known, 602 of the DeLamar Area holes were drilled by RC, 438 by conventional rotary and 60 were core holes. 74% of the historical holes in the DeLamar Area were vertical. At Florida Mountain, 961 of the historical holes were drilled by RC methods, 58 by conventional-rotary methods and 46 by diamond core methods; less than 10% of the historical holes were vertical. None of the conventional rotary holes were angled in either area. A combined total of 106 holes were drilled using core methods for a total of 10,822 m, or 3.9% of the overall meterage drilled. The median down-hole depth of all historical holes in the DeLamar Area is 91 m, and the median depth in the Florida Mountain Area is 123 m.

Down-hole lengths of gold and silver intercepts derived from vertical holes, which were almost exclusively historical holes, can significantly exaggerate true mineralized thickness in cases where steeply dipping holes intersect steeply dipping mineralization, for example in portions of the Sommercamp area. This effect is entirely mitigated by the modelling techniques employed in the estimation of the current Mineral Resources, however, which constrain all intercepts to lie within explicitly interpreted domains that appropriately respect the known and Inferred geologic controls and mineralized thickness as evident from the drill data.

The overwhelming majority of sample intervals in the DeLamar and Florida Mountain databases have a down-hole length of 1.52 m (five feet). This sample length is considered appropriate for the near-surface style of mineralization that characterizes the current Mineral Resources at both the DeLamar and Florida Mountain Areas.

The historical portions of these databases were originally created by the authors using original DeLamar mine digital database files, and this information was subjected to various verification measures by both the authors of the DeLamar Report and Integra. The Integra portion of the drill-hole databases was directly created by the authors of the DeLamar Report using original digital analytical certificates in the case of the assay tables, or it was checked against original digital records in the case of the collar and down-hole deviation tables. Through these and other verification procedures, the authors have verified that the DeLamar Project data as a whole are acceptable as used in the DeLamar Report.

Sampling, Analysis and Data Verification

Historical Sampling, Analysis and Data Verification

The authors of the DeLamar Report are not aware of sample-preparation procedures or sample-security protocols employed prior to the start-up of open-pit mining operations in 1977, although report that further detailed reviews of historical documentation may yield such information in the future.

According to one historical report from 1993, sample preparation procedures at the mine laboratory had remained relatively constant up to the date of such ore-reserve report. Drill cuttings were split at the drill site to obtain samples weighing approximately 4.5 kg. When received at the mine laboratory, the samples were dried and crushed to -10 mesh.  Splits of 150 mm volumes were then pulverized to pulps with 90% passing 100 mesh.  At the date of the 1993 report, one-assay-ton (30-g) aliquots were taken from these pulps for assaying. The authors of the DeLamar Report are unaware of any specific sample-security protocols undertaken during the various drilling programs at the DeLamar Project.

Until 1988, in-house assays were done by MIBK atomic absorption ("AA") methods.  From approximately 1988 through to the end of the open-pit mining operations, all analyses by the mine laboratory were completed using standard fire-assay methods.

Integra Sampling, Analysis and Data Verification

Integra's RC and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine on a daily basis. The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018 and 2019 core sample intervals were sawn lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals for either ½ or ¼ core were placed in numbered sample bags and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada. The soil samples were screened to -80 mesh for multi-element analysis at AAL.

For rock and soil samples, gold was determined by fire-assay fusion of 60-g aliquots with an inductivity coupled plasma optical-emission spectrometry ("ICP") finish. Silver and 44 major, minor and trace elements were determined by ICP and mass spectrometry ("ICP-MS") following a 5-acid digestion of 0.5-gram aliquots. Rock samples that assayed greater than ten grams per tonne gold ("g Au/t") were re-analyzed by fire-assay fusion of 30-gram aliquots with a gravimetric finish. Samples with greater than 100 grams per tonne silver ("g Ag/t") were also re-analyzed by fire assay fusion of 30-g aliquots with a gravimetric finish. Some rock samples were analyzed for gold using a metallic-screen fire assay procedure.

RC and core samples were crushed to a size of -6 mesh and then roll-crushed to -10 mesh. One-kg splits of the -10-mesh materials were pulverized to 95% passing -150 mesh. 60-g aliquots of the one-kg pulps were analyzed at AAL for gold mainly by fire-assay fusion with an ICP finish. Silver and 44 major, minor and trace elements were determined by ICP and ICP-MS following a 5-acid digestion of 0.5-g aliquots. Samples that assayed greater than ten g Au/t were re-analyzed by fire-assay fusion of 30-g aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t were also re-analyzed fire assay fusion of 30-g aliquots with a gravimetric finish. Selected RC samples were analyzed for gold using a metallic-screen fire assay procedure.

Integra Quality Assurance/Quality Control Programs

Coarse blank material, certified reference materials ("CRMs") and RC field duplicates were inserted into the drill-sample streams as part of Integra's QA/QC procedures. The coarse blank material consisted of basalt that was inserted approximately every tenth sample. Commercial CRMs were inserted as pulps at a frequency of approximately every tenth sample.

Check assays of original sample-pulps, which are also part of Integra's QA/QC program, have not been completed.

Data Verification

The authors of the DeLamar Report concluded that the results from Integra's QA/QC procedures generally met normal performance thresholds, with the exception of results of coarse blank sample testing of silver yielding in a high failure rate.  Possible explanations for the extreme failure rate according to the authors of the DeLamar Report include: (i) the coarse blank material was not barren with respect to silver; and (ii) the reported detection limit of the silver analyses is inaccurately low.  In any case, they concluded the silver failures were not of a magnitude that would be material to the DeLamar Project.  Coarse blank sample testing of gold yielded a low failure rate.

The authors have verified that the DeLamar Project data are acceptable to support the estimation and classification of the Mineral Resources reported in the DeLamar Report.

Mineral Processing and Metallurgical Testing

Qualitative mineral processing and recovery information is derived from the results of the DeLamar mine operation that began in 1977, as well as testing conducted prior to mining operations. Processing was done by crushing, grinding, and tank leaching with cyanide, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré. Records show that from 1977 through 1992, the mill processed 11,686,000 tonnes of ore with average head grades of 1.17 g Au/t and 87.1 g Ag/t. During this 15-year period, the mill recovered, on average, 96.2% of the contained gold and 79.5% of the contained silver.  The historical mill feed during this period included oxidized, partly oxidized, and unoxidized (sulfide) materials, but MDA has not found records that quantify the tonnages and grades of the different oxidation material types processed, or their respective gold and silver recoveries.

Available results from ongoing metallurgical testing by Integra, at McClelland Laboratories (2018-2019) have been used to select preferred processing methods and estimate recoveries for oxide and transitional material types from both the DeLamar and Florida Mountain deposits, as well as unoxidized (sulfide) material type from the Florida Mountain deposit.  Metallurgical testing has also been conducted on unoxidized (sulfide) material from the DeLamar deposit, but that testing has not yet progressed to the level required for processing of that material to be included in the PEA included in the DeLamar Report.

Samples used for this 2018-2019 testing, primarily composites of 2018 and 2019 drill core, were selected to represent the various material types contained in the current Mineral Resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.  In general, test results indicate that materials from each of the DeLamar and Florida Mountain deposits can most usefully be evaluated by considering the oxidation state (oxidized, transitional, or unoxidized).

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation.  Testing on drill core composites from the Florida Mountain deposit has shown that the unoxidized material from that deposit is not amenable to heap leach cyanidation but can be leached using cyanide after grinding.  The Florida Mountain unoxidized material also responds well to bulk sulfide flotation treatment, and the resulting flotation concentrate is amenable to agitated cyanide leaching.  Highest recoveries from the Florida Mountain unoxidized material were obtained by grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.

Available metallurgical test results indicate that gold recoveries in the range of 75% to 80%, and silver recoveries of about 30%, can be expected from the DeLamar deposit oxide and transitional material types, by heap leaching at a crush size of 80% -13 mm.  Agglomeration pretreatment of this material is currently planned, because of the potential for processing of some materials with elevated clay content.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.3 - 0.4 kg NaCN/tonne).

In the case of the Florida Mountain deposit oxide and transitional material types, gold recoveries of 85% to 90%, and silver recoveries of about 40%, are expected for heap leaching at an 80% -38 mm feed size.  Agglomeration pretreatment is not considered to be necessary for these material types.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.4 kg NaCN/tonne).

Planned processing of the Florida Mountain deposit unoxidized material type includes grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.  Expected recoveries are about 90% gold and 80% silver.  Cyanide consumption for the concentrate leaching is expected to be equivalent to about 0.2 kg NaCN/tonne, on a mill feed basis.

In the case of the unoxidized material from the DeLamar deposit, 2018-2019 testing has shown that this material type is not amenable to heap-leach cyanidation and is highly variable with respect to response to grinding followed by agitated cyanidation.  Reasons for the generally poor and highly variable grind-leach recoveries from this material type are poorly understood at present.  Additional testing and mineralogy studies are in progress to gain a better understanding of the observed variability in recoveries.  Further testing is also planned to better define what portion of the DeLamar deposit unoxidized material type might be economically processed by simple grind-leach processing.  Metallurgical testing has also shown that the DeLamar deposit unoxidized material generally responds well to upgrading by gravity and flotation processing.  Testing to evaluate subsequent processing of the resulting concentrate is in progress, but has not been completed as of the effective date of the DeLamar Report.  It is expected that flotation concentrate produced from a significant portion of the DeLamar deposit unoxidized materials will not be amenable to agitated leach (cyanidation).  It is expected that for these flotation concentrates, some form of oxidative pre-treatment (such as pressure oxidation or roasting) will be required to maximize gold recovery by cyanidation.  Alternatively, these concentrates could be shipped off site for toll processing.

Mineral Resources

The Mineral Resource estimations for the DeLamar Project were completed under the supervision of Michael M. Gustin, a QP with respect to Mineral Resource estimations under NI 43-101.

The DeLamar Project Mineral Resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit Mineral Resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in tables below.

The pit shells created using these optimization parameters were applied to constrain the DeLamar Project Mineral Resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit Mineral Resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized. Gold equivalency, as used in the application of the Mineral Resource cutoffs, is a function of metal prices and metal recoveries, with the recoveries varying by deposit and oxidation state (see tables above). These variables, combined with the estimated gold and silver grades, are used to calculate a gold-equivalent grade for every block in the model.  An example of the calculation of the gold-equivalent grade ("g AuEq/t") of an unoxidized block from the Florida Mountain Mineral Resource model is as follows:

g AuEq/t = g Au/t + (g Ag/t ÷ ((1,400 x 0.86) ÷ (18 x 0.63))

where "g Au/t" and "g Ag/t" are the estimated gold and silver block-diluted grades, respectively, and the other parameters are the metal prices and recoveries.  The gold-equivalent grades are calculated for each block for the sole purpose of applying the 0.2 and 0.3 g AuEq/t cutoffs to the appropriate materials within the optimized pits, as described above.

The total DeLamar Project Mineral Resources, which include the Mineral Resources for both the DeLamar and Florida Mountain areas, are summarized below. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits.

2. The effective date of the Mineral Resource estimate is May 1, 2019.

3. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

The gold and silver Mineral Resources for the DeLamar and Florida Mountain areas are reported separately below.

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits.

2. The effective date of the DeLamar Mineral Resource estimate is May 1, 2019.

3. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits.

2. The effective date of the Florida Mtn Mineral Resource estimate is May 1, 2019.

3. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content.

Mining Operations

As set out in the DeLamar Report, Integra proposes to undertake open-pit mining of the DeLamar and Florida Mountain deposits.  The processing of Florida Mountain and DeLamar deposit oxide and transition Mineral Resources would be completed by heap leach, while unoxidized Florida Mountain deposit Mineral Resources would be milled using floatation followed by cyanidation of the concentrates on site.  Leach material would be processed at 27,000 tpd and mill material would be processed at 2,000 tpd.  Processing of the DeLamar deposit material will require crushing and agglomeration prior to heap leaching.

The designs include an inner-ramp slope of 45°.  DeLamar deposit pit designs utilized five pit phases to establish a mining sequence and Florida Mountain deposit pit designs were completed using three pit phases.

Waste management facility designs were created for the PEA to contain the waste material mined from both the DeLamar and Florida Mountain Areas.  Some waste material may also be stored in the form of backfill where and when space is available, although this has not been assumed for the PEA.

Integra would initially leach Florida Mountain deposit material, followed by DeLamar deposit leach material starting in year five.  Florida Mountain deposit unoxidized material would be stockpiled until the flotation mill is constructed.  The 2,000 tpd mill would commence operations in year three and operate at a rate of 720,000 tonnes per year until unoxidized material is exhausted.

The total project mining rate starts at 2,000 tpd and increases to a life-of-mine maximum of 90,000 tpd in later years.

The PEA has assumed owner mining in order to keep operating costs lower than it would be with contract mining. Integra anticipates 136-tonne capacity haul trucks loaded by hydraulic shovels.

Processing and Recovery Operations

In the PEA it is contemplated that two process methods for the recovery of gold and silver would be used:

1. Lower-grade oxide and transition materials from both DeLamar and Florida Mountain deposits will be processed by crushed-ore cyanide heap leaching with stacking on a central heap leach by conveyor, followed by Merrill-Crowe zinc precipitation.

2. Higher-grade unoxidized material from Florida Mountain deposit will be processed using grinding followed by gravity and flotation concentration, with the concentrates processed by regrinding, agitated-cyanide leaching, counter-current decantation ("CCD"), and Merrill-Crowe zinc precipitation. Flotation tailings will be thickened, filtered, and dry stacked at the tailings storage facility.  Concentrate-leach tailings will be added to the heap-leach circuit for further recovery of gold and silver.

Both Florida Mountain and DeLamar deposit oxide and transition material types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in two stages to a nominal 100 mm size at a rate of 27,000 tpd.  Initially, for the Florida Mountain deposit materials, the product of the secondary circuit will be a nominal size of 38 mm.  Transitioning to DeLamar deposit material types will require the addition of a tertiary crushing circuit with tertiary screens and cone crushers operating in closed circuit to produce a nominal 13-mm product followed by cement agglomeration.  Lime will be added to the crushed material for pH control at a dosage of 1 kg/tonne.  Cement will be added at 3 kg/tonne for agglomeration as required.

Crushed and prepared material will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The zinc precipitate will be filtered, dried, and smelted to produce a precious metal doré product for shipment off site.

Gold and silver recoveries are expected to be 90% and 40%, respectively, for the Florida Mountain deposit oxide heap-leach material.  The DeLamar deposit oxide recoveries used in the DeLamar Report are 80% for gold and 30% for silver.  Cyanide consumptions for the oxide material types are 0.4 kg/tonne and 0.3 kg/tonne for Florida Mountain and DeLamar deposits, respectively.

Transition material gold recoveries are projected to be 85% for the Florida Mountain deposit and 75% for the DeLamar deposit.  Silver recoveries for the transition material are projected to be 40% and 30% for the Florida Mountain and DeLamar deposits, respectively.

Higher-grade Florida Mountain deposit unoxidized material will be processed by crushing, grinding, gravity, and flotation concentration, followed by cyanide leaching of the concentrates using CCD and Merrill-Crowe precipitation.  This circuit is scheduled to operate at a nominal production rate of 2,000 tpd.  For this process, the final crusher product will have a nominal particle size of 6 mm and will be fed to the ball mill via two belt feeders at a nominal material production rate of 88 tonnes per hour.  The ball mill discharge will be pumped to a set of two hydrocyclones, one operating and one standby, with the cyclone overflow reporting to the flotation conditioning tank.  The cyclone underflow will report to a centrifugal gravity concentrator.  Concentrator reject then reports back to the ball mill for additional grinding.  The gravity concentrate will report to the concentrate regrind mill for subsequent processing in the leach circuit. Recoveries from the Florida Mountain deposit milling/concentrator circuit are expected to be 90% for gold and 80% for silver.  Sodium cyanide and lime consumptions are both expected at 0.2 kg/tonne of material feed.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Electrical power will be supplied by Idaho Power and transmitted to the DeLamar Project via improvements to existing transmission and power lines capable of delivering up to 20MW.  The improvements include substation and transmission line upgrades from the Caldwell substation to the DeLamar Project tap along Highway 234.  The powerline from the DeLamar Project tap to the mine site does not need to be upgraded.

The heap-leach facility will be located between DeLamar and Florida Mountain deposits.  The crusher is to be located along the haul road between the two deposits.  Conveyors will transport material from the crushing facility to the leach pad.  West of the heap-leach pad will be the processing facilities for processing of pregnant fluids coming off of the leach pad.  Retention ponds will also be located to the west of the pad.  The processing facilities and the ponds will be located down-stream from the leach pad to facilitate fluid handling.

The heap-leach pad for Florida Mountain phase 1 material will be a valley fill located approximately 3 km north of the open pit and 600 m west of the crusher.  Pad construction will consist of removing growth media, followed by earthwork grading to achieve uniform contours to apply lining and solution collection systems.  The lining system will generally consist of a composite liner with high density polyethylene ("HDPE") placed over a compacted clay under-liner.  Perforated pipes will be located immediately above the HDPE liner to collect the metal laden leach solutions and convey them to the downstream toe of the heap where they will be collected in a head tank for pumping to the processing facilities.  Leak detection will be installed beneath the lining system to collect any seepage in the event that any leaks should occur in the composite lining system.  All solutions containing cyanide will be transported in double-lined pipe to minimize the possibility of spills from pipe rupture.

The heap-leach pad is scheduled to be constructed in two phases - the first phase during preproduction and the second phase in year 3.  Material will be crushed and stacked on the heap with conveyors.  The overland and portable conveyors will be installed in phase 1.  Phase 2 construction doubles the area of the combined lining system.  The phase 2 expansion will be sufficient to provide capacity for the estimated heap-leach Mineral Resources from both Florida Mountain and DeLamar deposits.

Tailings disposal will involve stacking dewatered (filtered) tailings into a valley fill site approximately 500 m north of the processing facilities.

Mine site personnel requirements range from 131 during pre-production (plus construction personnel) to a maximum of 356 in year 5.

Environmental Studies

Integra has contracted qualified third party(ies) to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present. Additionally, two environmental impact statements (each, an "EIS") completed prior to 1982 by previous operators for the site were approved.

Integra intends to conduct technical adequacy audits of all existing environmental information, and to develop individual work plans for supplemental studies to support permitting and development planning.

Eventually, a BLM interdisciplinary team will review and approve the environmental baseline work plans for these studies. The BLM interdisciplinary team is specifically organized to oversee these environmental studies, which would be a key element of an EIS. It is comprised of highly qualified specialists in each of the resources categories, such as water, air, land, cultural, etc. Initial supplemental baseline studies for surface and ground water, wetlands and vegetation is scheduled to commence in the summer of 2020. Geotechnical and geochemical fieldwork commenced during the 2019 season.

The environmental baseline program for all major resource categories would likely continue through 2022 to allow a "full and fair" discussion of all potentially significant environmental impacts of an EIS.

Permitting

Approval of any Final Plan of Operations/Reclamation Plan for the DeLamar Project requires an environmental analysis under NEPA.  NEPA requires federal agencies study and consider the likely environmental impacts of the proposed action before taking whatever federal action is necessary for the DeLamar Project to proceed.

The EIS serves as an "overarching" federal permit requirement, as well as that of at least three other likely federal authorizations being: (i) IPDES Permit for water discharge; (ii) USACE 404 Dredge and Fill Permit; and (iii) ESA Biological Opinion.

The EIS Record of Decision ("ROD") effectively drives the entire permitting process timeline. These important clearances cannot be obtained without a favorable ROD.

Several other federal, state and local county authorizations and/or permits will be required.

Social and Community

The DeLamar Project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural based economy. However, when the mine previously operated in the 1980s and 1990s many of the employees lived in Jordan Valley.

Capital and Operating Costs

Capital Costs

The table below summarizes the estimated LOM capital costs for the DeLamar Project.  The LOM total capital costs are estimated at US$270,300,000, including US$161,000,000 in pre-production and US$109,300,000 for sustaining capital.

(1) Capital costs include contingency and EPCM costs.

(2) Working capital is returned in year 11.

(3) Cash deposit = 30% of bonding requirement.  Released once reclamation is completed.

(4) Salvage value for mining equipment and plant.

(5) Reclamation costs listed here are treated as operating costs in the economic evaluation.

Operating Costs

The table below shows the estimated LOM operating costs for the DeLamar Project, which are estimated to be US$7.82 per tonne processed.  This includes mining costs which are estimated to be US$2.00 per tonne mined.  The total cash cost is estimated to be US$619 per oz of gold equivalent and all-in sustaining costs are estimated to be US$742 per oz of gold equivalent.

Financial Performance

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves.  There is no certainty that the economic results of the PEA will be realized.

Set forth below is the estimated NPV, IRR and payback period.

Exploration and Development

Please see "General Development of the Business - Trends and Outlook" section above for further details on the Company's current and contemplated exploration and development activities.

DIVIDENDS AND DISTRIBUTIONS

Integra has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development.  The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate.  There are no restrictions on the ability of Integra to pay dividends in the future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company's authorized capital stock consists of an unlimited number of Common Shares, of which 119,557,943 Common Shares are issued and outstanding as of the date of this AIF.

All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra.  Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Company issued 1,748,651 broker warrants in connection with a 2017 financing, all of which expired un-exercised in May 2019. As of the date of this AIF, the Company does not have outstanding warrants.

Options & RSUs

The Company's equity compensation plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance under share options granted under share compensation arrangements other than the equity compensation plan, at any point in time. The Company's equity compensation plan also permits the Board to grant a fixed number of restricted share units ("RSUs"). As of the date of this AIF, there were 11,133,250 options to acquire Common Shares outstanding.  The Company has no RSUs outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Integra's Common Shares were listed on the TSX-V in November 2017 under the symbol "ITR".  The Company's Common Shares commenced trading in the United States on the OTCQB in January 2018 under the stock symbol "IRRZF".  The Common Shares were subsequently listed on the OTCQX in May 2018.  The following tables sets forth trading information for the Common Shares on the TSX-V on a monthly basis since January 2019.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
January 2019	$0.92	$0.78	3,258,398
February 2019	$0.90	$0.80	1,135,921
March 2019	$0.88	$0.80	888,153
April 2019	$0.81	$0.62	2,206,419
May 2019	$0.82	$0.61	1,273,550
June 2019	$0.95	$0.77	3,016,796
July 2019	$0.98	$0.84	1,210,362
August 2019	$1.18	$0.88	2,388,266
September 2019	$1.41	$1.12	3,510,456
October 2019	$1.42	$1.20	1,883,873
November 2019	$1.35	$1.10	1,974,491
December 2019	$1.27	$1.00	5,898,260
January 2020	$1.34	$1.11	3,084,278
February 2020	$1.39	$0.90	3,647,463
March 2020	$1.19	$0.61	4,728,867

PRIOR SALES

The Company issued the following securities which are not listed or quoted on a marketplace during the year ending December 31, 2019:

Security	Date of Issue	Aggregate Number Issued	Exercise Price
Options (1)	January 11, 2019	200,000	$0.87
Options (2)	January 16, 2019	125,000	$0.86
Options (3)	September 16, 2019	250,000	$1.31
Options (4)	December 17, 2019	3,564,750	$1.15

(1) These were issued to a new employee and a consultant of the Company.

(2) These were issued to a new employee of the Company.

(3) These were issued to a new director of the Company.

(4) These were issued to employees, consultants, executives and directors of the Company.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.

All directors of Integra have been elected to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

As at the date of this AIF, Integra's directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 7,747,709 Common Shares of Integra, representing approximately 6.5% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis (4) British Columbia, Canada	President, CEO and Director	CEO of Integra, August 2017 to present; Executive Chairman of Integra Gold, May 2013 to July 2017	February 28, 2018
Stephen deJong (1)(2)(3) British Columbia, Canada	Chairman	CEO of VRIFY Technology Inc., November 2017 to present; CEO of Integra Gold July 2012 to July 2017	August 17, 2017
David Awram (1)(2)(3)(4) British Columbia, Canada	Director	Senior Executive Vice President of Sandstorm Gold Ltd. (a public royalty company), January 2013 to present	November 3, 2017
Timo Jauristo (2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019; Executive Vice-President of Goldcorp Inc., July 2009 to September 2014	February 28, 2018
Anna Ladd-Kruger (1)(4) British Columbia, Canada	Director	CFO and VP, Corporate Development of Excellon Resources Inc. from June 2019 to present (a public mining company); CFO of Trevali Mining Corp. from April 2011 to May 2018	December 13, 2018
C.L. "Butch" Otter Idaho, United States	Director	Former Governor of the State of Idaho from 2007 to 2019	September 16, 2019
Andree St-Germain British Columbia, Canada	CFO, Corporate Secretary	CFO of Integra, August 2017 to present; CFO of Integra Gold, March 2017 to July 2017; CFO of Golden Queen Mining, September 2013 to March 2017	N/A
Max Baker Nevada, United-States	Vice President Exploration	VP Exploration of Integra, October 2017 to present; President and CEO of Gunpoint Exploration Limited, 2007 to 2014	N/A

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Timothy D. Arnold Nevada, United-States	COO

COO of Integra from November 2019 to present; VP of Project Development of Integra, January 2019 to November 2019; Vice President of Operations of Pershing Gold Corp of Pershing Gold, January 2017 to January 2019. Senior Mining Consultant at Barr Engineering from March 2016 to January 2017. Vice President Operations of Nevada Copper Corp from October 2013 to March 2016.

N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Human Resources and Compensation Committee.

4. Member of the Technical, Safety, Environment and Sustainability Committee.

Director and Management Biographies

The following are brief biographies of the executive officers and directors of Integra:

George Salamis, Age: 53 - Director, President and CEO.

Mr. Salamis has over 25 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over $1.4 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold which was sold to Eldorado Gold Corporation for $590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry. Mr. Salamis is a sought after speaker on mining innovation. Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal - École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major minerals deposits around the World. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. Mr. Salamis is currently a director at Contact Gold Corp, Pinecrest Resources and Edgewater Exploration.

Stephen de Jong, Age: 36 - Chairman.

Mr. de Jong is the CEO of VRIFY Technology has over 10 years of experience in the mining industry and was most recently the President and CEO of Integra Gold from 2012 until its sale to Eldorado Gold Corporation in July 2017 for $590 million. Under his leadership at Integra Gold, Mr. de Jong attracted a high-calibre team of geologists, engineers, entrepreneurs and consultants that advanced the Integra Gold's Lamaque project from an exploration property to a near-term production asset. He was instrumental in raising over $150 million during one the most challenging times in the mining sector. Mr. de Jong is set on transforming the mining industry using high-tech and highly-connected methods, and co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives. Mr. de Jong holds a Bachelor of Commerce degree from Royal Roads University and is also a director of GFG Resources Inc. and Sun Peak Metals Corp.

David Awram, Age: 47 - Director.

Mr. Awram was Executive Vice President of Sandstorm Gold Ltd. from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram is a director of Sandstorm Gold  and Sun Peak Metals Corp.

Timo Jauristo, Age: 62 - Director.

Mr Jauristo has over 35 years' experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, he was involved in or led numerous transactions, buying and selling assets in almost all of the of the world's major gold producing regions. During and since his time with Goldcorp, he has served as a director for a number of exploration, development and operating companies. Prior to 1997, Timo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, he served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China.He has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. He also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

Anna Ladd-Kruger, Age: 50 - Director.

Ms. Ladd-Kruger is currently the CFO and VP, Corporate Development at Excellon Resources Inc. She has over 20 years' experience in the mining industry and was most recently the CFO of Trevali Mining Corporation ("Trevali"), a zinc focused mid-tier base metals producer. She was part of the executive management team that grew Trevali from a junior exploration portfolio to a producing Company with 4 operating mines in the Americas and Africa, reaching a market cap of over $1 billion on the TSX. Ms. Ladd-Kruger's position as CFO of Trevali served as her principal occupation from 2011 to 2018.  Ms. Ladd-Kruger has raised over $1 billion in debt and equity throughout her career in the mining sector. Anna has also served as the Chief Financial Officer for several Canadian publicly listed junior mining companies including Crowlight Minerals and Sulliden Gold Corporation. Ms. Ladd-Kruger began her mining career with Vale S.A. at their Thompson, Manitoba operations and was also the North American Group Controller for Kinross Gold Corporation.

Ms. Ladd-Kruger is a Certified Public Accountant (CPA, CMA), and holds a Master of Economics (M.A.) degree and Bachelor of Commerce (B. Comm. Honours) degree from Queen's University and the University of British Columbia. Ms. Ladd-Kruger is currently a director at District Metals Corp.

C.L. "Butch" Otter, Age: 78 - Director.

Former Governor C.L. "Butch" Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. He was elected in 2006 and re-elected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter's election win in 2014 was his tenth consecutive victory.

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International. Mr. Otter is currently a director at First Cobalt Corp.

Andrée St-Germain, Age: 40 - CFO and Corporate Secretary.

Ms. St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. She began her career in investment banking for Dundee Capital Markets Inc. As an investment banker, Ms. St-Germain worked exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. ("Golden Queen") as CFO. During her tenure at Golden Queen, she played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. She joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for $590 million. Ms. St-Germain is currently a director of Ascot Resources Ltd. and Osisko Mining Inc. She also serves on the board of the Association for Mining Exploration British-Columbia (AMEBC).

Max Baker, Age: 67 - VP Exploration.

Mr. Baker is a Ph.D. Geologist and member of Aus-IMM based in Reno Nevada. He has over 40 years of exploration experience in Australia, Asia, North and South Americas and Europe on projects ranging from grass-roots, resource definition and development. He has been involved in the exploration and discovery of several significant deposits globally and has previously acted as Chief Geologist for Rennison Goldfields, Inc., Newcrest Mining Limited and Mount Isa Mines, as well as VP Exploration for several junior mining companies over the years.

Timothy D. Arnold, Age: 62 - COO.

Mr. Arnold has over 35 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. He has held positions in mining companies ranging from laborer to contract miner and shift boss to COO. Mr. Arnold has spent most of his career either developing or operating mines. Prior to joining Integra, Mr. Arnold was the VP of Operations for Pershing Gold Corporation. Previously, he held VP/GM positions for Nevada Copper, General Moly, Coeur d'Alene Mines, Hecla Mining Company and COO of Geovic Mining Corp. Mr. Arnold graduated in 1982 from the University of Idaho with a degree in Mining Engineering and completed an Executive MBA program at Northwestern's Kellogg Graduate School of Management. He is a Professional Engineer in Nevada and Arizona. In 2016, Mr. Arnold served as the President of the Society for Mining, Metallurgy and Exploration (SME). Mr. Arnold is a member of the University of Idaho College of Engineering's Academy of Engineers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer of Integra is, as at the date of this AIF, or was, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the OBCA.

Audit Committee

The primary function of the audit committee of the Board (the "Audit Committee") is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Integra. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below.  The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached to this AIF as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of Ms. Ladd-Kruger (Chair) and Messrs. Awram and de Jong.  All three members are "independent" directors and all Audit Committee members are financially literate, within the meaning of NI 52-110.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Directors and Executive Officers - Director and Management Biographies".

Audit Committee Oversight

At no time since the commencement of Integra's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).  Integra is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Company constitutes not more than ten percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Company's Auditor from January 1, 2018 through December 31, 2019.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2018	MNP LLP	$32,000	$9,500	$0	$0
2019	MNP LLP	$42,000	$23,500	$750	$0

(1) Audit Fees include fees necessary to perform the annual audit and quarterly reviews of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly financial statements, employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Since the beginning of the most recently completed financial year for which financial statements of Integra are included in this AIF, there have been no legal proceedings to which Integra is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to Integra to be contemplated.

During the past financial year, Integra has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, no (a) director or executive officer, (b) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor (c) associate or affiliate of any of the persons or companies referred to in (a) or (b) has, or has had within the three most recently completed financial years before the date hereof, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

As at the date of this AIF, the following agreements and contracts are reasonably regarded as being material to Integra:

  DeLamar Purchase Agreement.  See "General Development of the Business - Three Year History".

  Underwriting Agreement.  See "General Development of the Business - Three Year History".

A copy of each of the DeLamar Purchase Agreement and the Underwriting Agreement are available under Integra's profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

Information of a scientific or technical nature regarding the DeLamar Project included in this AIF is based upon the DeLamar Report. The authors of the DeLamar Report own, directly or indirectly, less than 1% of the outstanding securities of Integra.

The independent auditors of Integra are MNP LLP. MNP LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 3, 2019, for the annual general meeting of the Company held on June 11, 2019, which is available on SEDAR at www.sedar.com.  Additional financial information about Integra can be found in Integra's financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2019. Additional information relating to Integra may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

Glossary

In this AIF, the following terms have the meaning assigned to them below:

"2017 Technical Report" means the NI 43-101 technical report titled "Technical Report and Resource Estimate, DeLamar Gold-Silver Project, Owyhee County, Idaho, USA" with an effective date of October 1, 2017.

"2018 Technical Report" means the NI 43-101 technical report titled "Technical Report and Resource Estimate for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA" with an effective date of March 8, 2018.

"2019 Technical Report" means the NI 43-101 technical report titled "Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA" with an effective date of June 15, 2019.

"AA" means Atomic Absorption assaying procedure.

"AAL" means American Assay Laboratories in Sparks, Nevada.

"AISC" means all-in sustaining costs.

"Ag" means silver.

"Ag/tonne" means silver per tonne.

"AIF" or "Annual Information Form" means this annual information.

"Au" means gold.

"Au/tonne" means gold per tonne.

"AuEq" means gold equivalent, representing a combination of gold and silver calculated as g Au/t + (g Ag/t ÷ 77.7).

"Banner" means Banner Mining and Milling Company.

"BLM" means the U.S. Bureau of Land Management.

"Board" means the board of directors of Integra.

"CCD" means counter-current decantation.

"CEO" means chief executive officer.

"CFO" means chief financial officer.

"cm" means centimeters.

"Code" means Integra's Code of Business Conduct and Ethics.

"Coeur Investor Rights Agreement" means an Investor Rights Agreement dated November 25, 2019 between Integra and Coeur Mining.

"Coeur Mining" means Coeur Mining, Inc.

"Common Shares" means common shares without par value in the capital of Integra.

"Consolidations" means the consolidations of the Common Shares described below under the heading "Consolidations".

"COO" means chief operating officer.

"CRMs" means certified reference materials.

"cut‐off grade" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit resource/reserve calculations and below which the material is considered waste. Cut‐off grade may be either an external cut‐off grade.  An external cut-off refers to the grade of mineralization used to control the external or design limits of a pit or underground mine based on the expected economic parameters of the operation.  An internal cut‐off grade refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"DeLamar Area" means the mineral claims forming part of the DeLamar Project acquired from Kinross USA pursuant to the DeLamar Purchase Agreement as well as proximate mineral interests acquired by the Company after the date of the DeLamar Purchase Agreement.

"DeLamar Project" means the Company's mineral project in Idaho as described in the DeLamar Report, comprising the DeLamar Area and the Florida Mountain Area.

"DeLamar Purchase Agreement" means a Stock Purchase Agreement dated September 18, 2017 among, inter alia, Kinross USA and Integra.

"DeLamar Report" means the NI 43-101 Technical Report described under "DeLamar Project".

"development stage" means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes, among other things, pre‐production stripping in the mine and the construction of the necessary process plant and supporting facilities.

"diamond drill" means a machine designed to rotate, under pressure, an annular diamond‐studded cutting tool to produce a more or less continuous solid, cylindrical sample (core) of the material drilled.

"DMC" means DeLamar Mining Company.

"Earth Resources" means Earth Resources Corporation.

"EIS" means environmental impact statement.

"Ely Gold" means Ely Gold Royalties Inc.

"Empire" means Empire Mining Company.

"exploration" means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

"Florida Mountain Area" means the mineral claims forming part of the DeLamar Project acquired from Empire and Banner pursuant to the Florida Mountain Purchase Agreements as well as proximate mineral interests acquired by the Company after the date of the Florida Mountain Purchase Agreements.

"Florida Mountain Purchase Agreements" means the asset purchase agreements, between Integra Holdings U.S. Inc. and Empire and Banner, respectively, executed in December 2017.

"forward-looking statements" means "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation.

"g" means grams.

"g Ag/t" means grams per tonne silver.

"g Au/t" means grams per tonne gold.

"Golden Queen" means Golden Queen Mining Co. Ltd.

"gpt" or "g/t" means grams per metric tonne. Ex. gpt Au = grams per tonne gold.

"grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton (or tonne) of gold or other precious metal or as a percentage of copper or other base metal or mineral.

"HDPE" means high density polyethylene.

"historical estimate" means an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified or caused to be verified as a current Mineral Resource or Mineral Reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit.

"ICP" means inductivity coupled plasma optical-emission spectrometry.

"ICP-MS" means ICP and mass spectrometry.

"IDEQ" means the Idaho Department of Environmental Quality.

"IDL" means Idaho Department of Lands.

"Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality of continuity.

"Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

"Integra" or the "Company" means Integra Resources Corp.

"Integra Gold" means Integra Gold Corp.

"Investor Rights Agreement" means an Investor Rights Agreement dated November 3, 2017 between Integra and Kinross USA.

"IRR" means internal rate of return.

"kg" means kilograms.

"Kinross" means Kinross Gold Corp.

"Kinross Royalty" means the 2.5% NSR royalty payable to Kinross USA on the DeLamar Area.

"Kinross USA" means Kinross Gold U.S.A., Inc.

"km" means kilometers.

"LOM" means life of mine.

"m" means meters.

"M&I" means Measured Mineral Resources and Indicated Mineral Resources.

"Maverix" means Maverix Metals Inc.

"MDA" means Mine Development Associates, Inc.

"Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

"Mineral deposit, deposit or mineralized material" means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify to be defined as a commercially minable ore body or as containing ore reserves or resources, until final legal, technical, and economic factors have been resolved in an appropriate technical report.

"mineralization" means rock containing an apparent, if undetermined amount of minerals or metals.

"Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

"Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction as determined in the judgment of a Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.

"Mineral Resources and Reserves" (ref. CIM Definition Standards - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014).

"mm" means millimeters.

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"Moz" means million ounces.

"NEPA" means the National Environmental Policy Act.

"NERCO" means NERCO Mineral Company.

"NI 43‐101" means National Instrument 43‐101 - Standards of Disclosure for Mineral Projects.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"Nevada Select" means Nevada Select Royalty Inc.

"net smelter return" or "NSR" means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.

"NPV" means net present value.

"OBCA" means the Ontario Business Corporations Act, R.S.O. 1990, c. B. 16.

"open pit mining" means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

"ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ounce (oz)" means a Troy ounce.

"oxidized" means mineralized rock in which some of the original minerals have been oxidized by natural processes.

"patented mining claim" means a mining claim on the public land of the United States or Canada, for which a patent has been issued conveying the title from the United States or Canada to the patentees.

"porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"Porphyry deposit" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

"preliminary economic assessment" or "PEA" means a study, other than a pre‐feasibility or feasibility study (as defined in NI 43-101), that includes an economic analysis of the potential viability of Mineral Resources.

"Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.  The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource.  A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Public Offering" means the brokered offering of 21,999,500 Common Shares (including exercised over-allotment option) at an issue price of $1.15 per Common Share for gross proceeds of approximately $25,300,000 under a short form prospectus.

"QA/QC" means quality assurance and quality control.

"QP" means a "qualified person" for the purpose of NI 43-101.

"reverse circulation" or "RC" means a machine that uses a bit attached to a down-hole hammer to produce a hole. Unlike diamond drilling, RC drilling produces samples of rock cuttings rather than a sample of rock core. The down-hole hammer is powered by compressed air, which also acts as the medium bringing the drill cuttings up to surface.

"ROD" means the EIS Record of Decision.

"RSUs" means restricted share units.

"Special Warrants" means special warrants of the Company convertible into Common Shares.

"State Lease" means Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle Property.

"Strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"tonne" or "t" means a metric tonne (1,000 kilograms).

"tpd" means tonnes per day.

"Trevali" means Trevali Mining Corporation.

"TSX-V" means the TSX Venture Exchange.

"Underwriting Agreement" means the underwriting agreement dated November 19, 2019 among Integra, Raymond James Ltd., National Bank Financial Inc., PI Financial Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and Roth Capital Partners, in respect of the Public Offering.

"unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada.  The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes.  In Canada, each province has its own mining code and laws.

"vein" means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz, carbonate, metal sulphides or precious metals.

"War Eagle Property" or "War Eagle Mountain" means the State Lease encompassing the War Eagle gold-silver Deposit situated in the DeLamar District, southwestern Idaho.

SCHEDULE "B"

Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system in compliance with National Instrument 52-109
  Review the Company's financial statements
  Oversee the audit of the Company's financial statements
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues
  Oversee, review and appraise the independence and the performance of the Company's external auditors
  Provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its shareholders. In such event, the Board will disclose in the Company's next annual proxy statement the nature of that director's relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review this the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports,  annual information forms, and prospectuses or registration statements; and

  Review the Company's disclosure in the Management Information Circular including  Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company;
  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
  Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
  Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit,

including any restrictions on the scope of work or access to required information;

  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  Review certification process;
  Establish a procedure for the confidential,  anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  Carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

  Review the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting; and
  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  Review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;

  Review and monitor the anti- bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti- corruption and anti-bribery issues; and
  In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations if any.

4. Authority

The Committee:

  Has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities. This extends to the requiring the external auditor to report directly to the Committee;
  Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and
  Shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.